AB 3/6/03

03014292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Shattan Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

RECEIVED MAR 05 2003 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Kevin Fechtmeyer CFO 212-308-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, G. Kevin Fechtmeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Shattan Group LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Chief Financial Officer

Title

Notary Public

G. ESTHER SANTOS
Notary Public, State of New York
No. 01SA6008373
Qualified in Queens County
Commission Expires June 8, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) and Members' Equity.
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SHATTAN GROUP LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

THE SHATTAN GROUP LLC

Contents

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
The Shattan Group LLC
New York, New York

We have audited the accompanying statement of financial condition of The Shattan Group LLC as of December 31, 2002, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of The Shattan Group LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2003

THE SHATTAN GROUP LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,545,041
Due from SMF Management Company LLC	272,238
Investments	43,843
Restricted cash	352,624
Fixed assets, at cost (net of accumulated depreciation and amortization of $343,232)	907,378
Other assets	81,241
	$ 3,202,365
LIABILITIES	
Accounts payable and accrued expenses	$ 202,796
Deferred rent cost	135,510
	338,306
Commitments and contingent liabilities	
MEMBERS' EQUITY	2,864,059
	$ 3,202,365

See notes to financial statements

THE SHATTAN GROUP LLC

Statement of Operations and Changes in Members' Equity
Year Ended December 31, 2002

Revenues:	
Advisory fees	$ 2,067,456
Placement fees	352,500
Finders fee	100,000
Interest and dividend income	30,609
Realized loss on investments	(138,359)
	2,412,206
Expenses:	
Management fees - related party	730,750
Salaries and benefits	658,211
Occupancy	529,450
Professional fees	44,574
Depreciation and amortization	156,436
Other expenses	347,519
	2,466,940
Net loss	(54,734)
Members' equity - January 1, 2002	2,918,793
Members' equity - December 31, 2002	$ 2,864,059

See notes to financial statements

THE SHATTAN GROUP LLC

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (54,734)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	156,436
Realized loss on investments	138,359
Changes in:	
Restricted cash	(5,238)
Due from SMF Management Company LLC	25,916
Other assets	166,737
Accounts payable and accrued expenses	(2,433)
Deferred rent	7,096
Net cash provided by operating activities	432,139
Cash flows from investing activities:	
Fixed asset additions	(8,694)
Investments	(2,715)
Net cash used in investing activities	(11,409)
Net increase in cash and cash equivalents	420,730
Cash and cash equivalents - January 1, 2002	1,124,311
Cash and cash equivalents - December 31, 2002	$ 1,545,041
Supplemental disclosures of cash flow information:	
Cash paid during the year for income taxes	$ 20,000

See notes to financial statements

Notes to Financial Statements
December 31, 2002

NOTE A - ORGANIZATION AND OPERATIONS

The Shattan Group LLC (the "Company") was organized as a limited liability company to provide private placement and financial advisory services. Members' personal liability for debts of the Company is limited to the same extent as shareholders' liability for corporate debts.

The amended and restated limited liability company agreement requires that the outside investors sell their interest in the Company upon certain sales by the managing member, SMF Management Company LLC ("SMF"), which is wholly-owned by the managing directors of the Company. Additionally, SMF has the right to purchase the outside investors' interest on February 1, 2005 at fair market value (as defined) provided that the outside investors have received a 12% annual return on their investment.

The Company does not carry accounts for customers or perform custodial functions related to securities. All customer transactions will be cleared through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt pursuant to paragraph K(2)(ii) from the Securities and Exchange Commission Rule 15c3-3.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Method of accounting:

The Company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and on the cash basis for income tax purposes.

The Company earned, as part of fees for services rendered, warrants issued by various clients. These warrants were issued to the Company, and to the members of the Company in proportion to their ownership interests and expire through 2010. At December 31, 2002, none of the warrants issued to the Company had market value.

Nonrefundable fees are recorded in income when received or earned. Other fees are recorded in income at the closing of each transaction.

[2] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of reporting cash flows.

[3] Fixed assets:

Fixed assets are recorded at cost and are being depreciated using the straight-line method over their estimated economic useful lives for financial reporting purposes and accelerated methods for income tax purposes.

[4] Investments:

Investments in marketable securities are stated at market value and investments in securities not readily marketable are stated at fair value as determined by management.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes:

The Company is a limited liability company and is not subject to Federal and New York State taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns. In addition the Company is subject to New York City incorporated business tax, which amounted to approximately $38,000 for the year ended December 31, 2002. Deferred income taxes are provided for differences in reporting for financial accounting and income tax purposes.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

		Estimated Useful Lives
Computer and office equipment	$ 230,670	5 - 7
Furniture and fixtures	230,772	5
Leasehold improvements	789,168	Life of Lease
	1,250,610	
Less accumulated depreciation	343,232	
	$ 907,378	

NOTE D - RELATED PARTY TRANSACTIONS

[1] Pursuant to the limited liability agreement the Company pays an annual management fee to SMF for exclusive management services to the Company. The management fee covers the compensation of the founding members of SMF. During the year, the Company paid SMF a management fee of $730,750.

[2] The amount due from SMF bears interest at the applicable annual federal rate.

THE SHATTAN GROUP LLC

Notes to Financial Statements
December 31, 2002

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an operating lease expiring in November 2010.

Minimum future annual rental payments at December 31, 2002 are as follows:

2003	$ 504,000
2004	521,000
2005	521,000
2006	523,000
2007	535,000
Thereafter	1,537,000
	$ 4,141,000

In addition, the Company is responsible for its share of increases in building taxes and operating expenses.

Rent expense for the year ended December 31, 2002 was $529,450.

The Company delivered a letter of credit in the amount of $311,850 as security for the lease. In order to secure the letter of credit, the Company maintains collateral with the issuer, consisting of restricted cash of $352,624 at December 31, 2002.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary matching contributions to the plan.

The Company's contributions to the 401(k) profit sharing plan was $12,445 for the year ended December 31, 2002.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital and aggregate indebtedness of $1,182,000 and $338,000, respectively. The net capital ratio was .286 to 1%. Net capital exceeded requirements by $1,159,000.

Supplementary Information

THE SHATTAN GROUP LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2002

Net capital:	
Members' equity	$ 2,864,059
Nonallowable assets:	
Due from SMF Management Company LLC	272,238
Investments	43,843
Restricted cash	352,624
Fixed assets	907,378
Other assets	81,241
	1,657,324
Net capital before haircuts	1,206,735
Haircuts	25,227
Net capital	$ 1,181,508
Aggregate indebtedness:	
Accounts payable and accrued expenses	202,796
Deferred rent	135,510
	$ 338,306
Computation of basic net capital requirement:	
Minimum net capital required	$ 22,554
Excess net capital	$ 1,158,954
Ratio of aggregate indebtedness to net capital	.286 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,193,086
Decrease in net income:	
Realized loss on investments	(138,860)
UBT tax expense	(13,953)
Other	(20,636)
	(173,449)
Decrease in nonallowable assets:	
Investments	138,860
Other	23,011
	161,871
Net capital per above	$ 1,181,508

See notes to financial statements

Eisner

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
The Shattan Group LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of The Shattan Group LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner + Company, LLP

New York, New York
February 14, 2003